Issuer Free Writing Prospectus

Pursuant to Rule 433

Registration No. 333-280887

August 6, 2024

Explanatory Note

This Free Writing Prospectus is being filed to present an updated Capitalization table contained in the Scorpius Holdings, Inc. (the “Company”) registration statement on Form S-1 (File No. 333-280887) (the “Registration Statement”) as a result of the proposed issuance and sale of 12,500,000 shares of common stock (or pre-funded warrants in lieu thereof) at a proposed public offering price of $1.00 per share, which would increase the outstanding share number of the Company to 12,993,268 shares of common stock.

This communication contains information about us and the proposed offering, but it does not contain all of the information that you should consider before investing. The Company has filed the Registration Statement (including a preliminary prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in the Registration Statement (including the risk factors described therein) and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The Registration Statement and preliminary prospectus are available on the SEC Web site at www.sec.gov. Alternatively, the Company or any underwriter participating in the offering will arrange to send you the prospectus if you contact ThinkEquity, Prospectus Department, 17 State Street, 41st Floor, New York, New York 10004, telephone (877) 436-3673.

CAPITALIZATION

All historical share and per share information and historical financial information presented below have been adjusted to reflect the 2024 Reverse Stock Split.

The following table sets forth our cash and our capitalization as of March 31, 2024:

●	on an actual basis;

●	on a pro forma basis, giving effect to (i) the receipt of $750,000 from the proceeds of the issuance of the New Note and the forgiveness of such New Note, (ii) our issuance of 149,100 shares of common stock, pre-funded warrants to purchase 150,900 shares of common stock and Common Warrants to purchase 300,000 shares of common stock in our offering that closed on May 16, 2024 and the receipt of net proceeds of $5,180,122 from such sale, (iii) our issuance of 6,545 Common Warrants and 6,545 shares of common stock pursuant to exercises of the overallotment option in our offering that closed on May 16, 2024 and our receipt of net proceeds of approximately $121,000 from such sales, (iv) our issuance of 7,434 shares of common stock upon exercise of Common Warrants and our receipt of net proceeds of $178,424 from such exercise, and (v) adjustments made as a result of fractional shares resulting from the 2024 Reverse Stock Split that were eliminated and paid in cash; and

●	on a pro forma as adjusted basis, giving effect to the pro forma adjustments set forth above and our issuance and sale of 12,500,000 shares of our common stock in this offering based on the public offering price of $1.00 per share, and assuming no exercise of the over-allotment option and no sale of Pre-Funded Warrants, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering as determined at pricing. You should read the information in this table together with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, incorporated by reference in this prospectus.

	March 31, 2024
	Actual	Pro Forma	Pro Forma As Adjusted

Cash and cash equivalents	$1,554,844	7,784,390	18,884,388

Long-term debt
Convertible Note Payable	2,081,750	2,081,750	2,081,750

Stockholder’s equity
Common stock, $0.0002 par value; 250,000,000 shares authorized, and 180,159 shares issued and outstanding, actual; 250,000,000 shares authorized, and 493,268 shares issued and outstanding, pro forma; 250,000,000 shares authorized, and 12,993,268 shares issued and outstanding, pro forma as adjusted	36	99	2,599
Additional paid-in capital	287,258,280	293,487,763 (1)	304,585,263
Accumulated deficit	(258,788,376)	(258,788,376)	(258,788,376)
Accumulated other comprehensive income	129,875	129,875	129,875
Total Stockholder’s Equity- Scorpius Holdings, Inc.	28,599,815	34,829,361	45,929,361
Non-Controlling Interest	(3,342,336)	(3,342,336)	(3,342,336)
Total Stockholder’s Equity	25,257,479	31,487,025	42,587,025
Total Capitalization	$27,339,229	33,568,775	$44,668,773

(1)

The features of the warrants issued in the May 16, 2024 offering may result in a warrant derivative liability that we would record in our financial statements. Accordingly, a portion of the net proceeds from such sale may be allocated to a derivative warrant liability instead of equity. We have not yet finalized the accounting treatment for the issuance of such warrants and therefore at this time cannot determine the extent of such liability, if any.

The table above is based on 180,159 shares of our common stock outstanding as of March 31, 2024 and gives effect to the pro forma adjustments described above and excludes as March 31, 2024 the following:

●	30,895 shares of common stock issuable upon exercise of stock options outstanding and expected to vest as of March 31, 2024, at a weighted-average exercise price of $723.46 per share; and
●	6,087 shares of our common stock that are available for future issuance under our stock incentive plans or shares that will become available under our stock incentive plans.